UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Carvana Co.

(Name of Issuer)

Class A common stock, $0.001 par value per share

(Titles of Class of Securities)

146869102

(CUSIP Number)

April 30, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON CVAN Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,295,376 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,295,376 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,295,376 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.66% (1)(3)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 500,000 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Carvana Co., a Delaware corporation (the “Issuer”), and 12,795,376 shares of Class A Common Stock of the Issuer issuable in exchange for Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company and subsidiary of the Issuer, pursuant to an exchange agreement entered into by and among the Issuer, CVAN Holdings, LLC (“CVAN”) and certain other holders of Class A Units party thereto immediately prior to the effectiveness of the Registration Statement on Form S-1 (File No. 333-217085) relating to the Issuer’s initial public offering.
(2)	The shares of Class A Common Stock and Class A Units are held directly by CVAN. CVAN is a wholly-owned subsidiary of Delaware Life Holdings Parent, LLC (“Parent I”). Parent I is a wholly-owned subsidiary of Delaware Life Holdings Parent II, LLC (“Parent II”). Each of Parent I and Parent II is managed by Delaware Life Holdings Manager, LLC (“Manager”) and each of Parent II and Manager is controlled by Mr. Mark Walter (“Mr. Walter”). Each of Parent I, Parent II, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by CVAN, and as a result, may be deemed to have or share beneficial ownership of the securities held directly by CVAN. Each of Parent I, Parent II, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(3)	Based on 30,066,289 shares of Class A Common Stock outstanding immediately following the Issuer’s follow-on public offering (excluding any shares of Class A Common Stock issuable upon the exercise of the underwriters’ over-allotment option), as reported by the Issuer in the Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on April 27, 2018 relating to the Issuer’s Registration Statement on Form S-1 (File No. 333-224404). The percentage assumes the exchange of all Class A Units held by CVAN for shares of Class A Common Stock, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended.

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON Delaware Life Holdings Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,295,376 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,295,376 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,295,376 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.66% (1)(3)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 500,000 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Carvana Co., a Delaware corporation (the “Issuer”), and 12,795,376 shares of Class A Common Stock of the Issuer issuable in exchange for Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company and subsidiary of the Issuer, pursuant to an exchange agreement entered into by and among the Issuer, CVAN Holdings, LLC (“CVAN”) and certain other holders of Class A Units party thereto immediately prior to the effectiveness of the Registration Statement on Form S-1 (File No. 333-217085) relating to the Issuer’s initial public offering.
(2)	The shares of Class A Common Stock and Class A Units are held directly by CVAN. CVAN is a wholly-owned subsidiary of Delaware Life Holdings Parent, LLC (“Parent I”). Parent I is a wholly-owned subsidiary of Delaware Life Holdings Parent II, LLC (“Parent II”). Each of Parent I and Parent II is managed by Delaware Life Holdings Manager, LLC (“Manager”) and each of Parent II and Manager is controlled by Mr. Mark Walter (“Mr. Walter”). Each of Parent I, Parent II, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by CVAN, and as a result, may be deemed to have or share beneficial ownership of the securities held directly by CVAN. Each of Parent I, Parent II, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(3)	Based on 30,066,289 shares of Class A Common Stock outstanding immediately following the Issuer’s follow-on public offering (excluding any shares of Class A Common Stock issuable upon the exercise of the underwriters’ over-allotment option), as reported by the Issuer in the Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on April 27, 2018 relating to the Issuer’s Registration Statement on Form S-1 (File No. 333-224404). The percentage assumes the exchange of all Class A Units held by CVAN for shares of Class A Common Stock, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended.

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON Delaware Life Holdings Parent II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,295,376 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,295,376 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,295,376 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.66% (1)(3)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 500,000 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Carvana Co., a Delaware corporation (the “Issuer”), and 12,795,376 shares of Class A Common Stock of the Issuer issuable in exchange for Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company and subsidiary of the Issuer, pursuant to an exchange agreement entered into by and among the Issuer, CVAN Holdings, LLC (“CVAN”) and certain other holders of Class A Units party thereto immediately prior to the effectiveness of the Registration Statement on Form S-1 (File No. 333-217085) relating to the Issuer’s initial public offering.
(2)	The shares of Class A Common Stock and Class A Units are held directly by CVAN. CVAN is a wholly-owned subsidiary of Delaware Life Holdings Parent, LLC (“Parent I”). Parent I is a wholly-owned subsidiary of Delaware Life Holdings Parent II, LLC (“Parent II”). Each of Parent I and Parent II is managed by Delaware Life Holdings Manager, LLC (“Manager”) and each of Parent II and Manager is controlled by Mr. Mark Walter (“Mr. Walter”). Each of Parent I, Parent II, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by CVAN, and as a result, may be deemed to have or share beneficial ownership of the securities held directly by CVAN. Each of Parent I, Parent II, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(3)	Based on 30,066,289 shares of Class A Common Stock outstanding immediately following the Issuer’s follow-on public offering (excluding any shares of Class A Common Stock issuable upon the exercise of the underwriters’ over-allotment option), as reported by the Issuer in the Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on April 27, 2018 relating to the Issuer’s Registration Statement on Form S-1 (File No. 333-224404). The percentage assumes the exchange of all Class A Units held by CVAN for shares of Class A Common Stock, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended.

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON Delaware Life Holdings Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,295,376 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,295,376 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,295,376 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.66% (1)(3)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 500,000 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Carvana Co., a Delaware corporation (the “Issuer”), and 12,795,376 shares of Class A Common Stock of the Issuer issuable in exchange for Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company and subsidiary of the Issuer, pursuant to an exchange agreement entered into by and among the Issuer, CVAN Holdings, LLC (“CVAN”) and certain other holders of Class A Units party thereto immediately prior to the effectiveness of the Registration Statement on Form S-1 (File No. 333-217085) relating to the Issuer’s initial public offering.
(2)	The shares of Class A Common Stock and Class A Units are held directly by CVAN. CVAN is a wholly-owned subsidiary of Delaware Life Holdings Parent, LLC (“Parent I”). Parent I is a wholly-owned subsidiary of Delaware Life Holdings Parent II, LLC (“Parent II”). Each of Parent I and Parent II is managed by Delaware Life Holdings Manager, LLC (“Manager”) and each of Parent II and Manager is controlled by Mr. Mark Walter (“Mr. Walter”). Each of Parent I, Parent II, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by CVAN, and as a result, may be deemed to have or share beneficial ownership of the securities held directly by CVAN. Each of Parent I, Parent II, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(3)	Based on 30,066,289 shares of Class A Common Stock outstanding immediately following the Issuer’s follow-on public offering (excluding any shares of Class A Common Stock issuable upon the exercise of the underwriters’ over-allotment option), as reported by the Issuer in the Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on April 27, 2018 relating to the Issuer’s Registration Statement on Form S-1 (File No. 333-224404). The percentage assumes the exchange of all Class A Units held by CVAN for shares of Class A Common Stock, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended.

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON Mark Walter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,295,376 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,295,376 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,295,376 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.66% (1)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 500,000 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Carvana Co., a Delaware corporation (the “Issuer”), and 12,795,376 shares of Class A Common Stock of the Issuer issuable in exchange for Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company and subsidiary of the Issuer, pursuant to an exchange agreement entered into by and among the Issuer, CVAN Holdings, LLC (“CVAN”) and certain other holders of Class A Units party thereto immediately prior to the effectiveness of the Registration Statement on Form S-1 (File No. 333-217085) relating to the Issuer’s initial public offering.
(2)	The shares of Class A Common Stock and Class A Units are held directly by CVAN. CVAN is a wholly-owned subsidiary of Delaware Life Holdings Parent, LLC (“Parent I”). Parent I is a wholly-owned subsidiary of Delaware Life Holdings Parent II, LLC (“Parent II”). Each of Parent I and Parent II is managed by Delaware Life Holdings Manager, LLC (“Manager”) and each of Parent II and Manager is controlled by Mr. Mark Walter (“Mr. Walter”). Each of Parent I, Parent II, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by CVAN, and as a result, may be deemed to have or share beneficial ownership of the securities held directly by CVAN. Each of Parent I, Parent II, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(3)	Based on 30,066,289 shares of Class A Common Stock outstanding immediately following the Issuer’s follow-on public offering (excluding any shares of Class A Common Stock issuable upon the exercise of the underwriters’ over-allotment option), as reported by the Issuer in the Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on April 27, 2018 relating to the Issuer’s Registration Statement on Form S-1 (File No. 333-224404). The percentage assumes the exchange of all Class A Units held by CVAN for shares of Class A Common Stock, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended.

Item 1(a). Name of Issuer:

Carvana Co.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1930 W. Rio Salado Parkway

Tempe, Arizona 85281

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons:

1.	CVAN Holdings, LLC (“CVAN”)
2.	Delaware Life Holdings Parent, LLC (“Parent I”)
3.	Delaware Life Holdings Parent II, LLC (“Parent II”)
4.	Delaware Life Holdings Manager, LLC (“Manager”)
5.	Mark Walter (“Mr. Walter”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of CVAN, Parent I, Parent II, Manager and Mr. Walter is as follows:

227 W. Monroe, Suite 4800

Chicago, IL 60606

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A common stock, $0.001 par value per share (“Class A Common Stock”).

Item 2(e). CUSIP Number:

146869102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

500,000 shares of Class A Common Stock (the “Class A Shares”) and 12,795,376 shares of Class A Common Stock issuable in exchange for Class A common units (the “Class A Units”) of Carvana Group, LLC, a Delaware limited liability company and subsidiary of the Issuer, pursuant to an exchange agreement entered into by and among the Issuer, CVAN and certain other holders of Class A common units party thereto immediately prior to the effectiveness of the Registration Statement on Form S-1 (File No. 333-217085) relating to the Issuer’s initial public offering.

The Class A Shares and Class A Units are held directly by CVAN. CVAN is a wholly-owned subsidiary of Parent I. Parent I is a wholly-owned subsidiary of Parent II. Each of Parent I and Parent II is managed by Manager and each of Parent II and Manager is controlled by Mr. Walter. Each of Parent I, Parent II, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by CVAN, and as a result, may be deemed to have or share beneficial ownership of, the securities held directly by CVAN. Each of Parent I, Parent II, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(b)	Percent of class:

30.66% based on 30,066,289 shares of Class A Common Stock outstanding immediately following the Issuer’s follow-on public offering (excluding any shares of Class A Common Stock issuable upon the exercise of the underwriters’ over-allotment option), as reported by the Issuer in the Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on April 27, 2018 relating to the Issuer’s Registration Statement on Form S-1 (File No. 333-224404). The percentage assumes the exchange of all Class A Units held by CVAN for shares of Class A Common Stock, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

13,295,376. See response to Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

13,295,376. See response to Item 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2018

CVAN Holdings, LLC
By:	/s/ Jack Salerno
Name:	Jack Salerno
Title:	Vice President
Delaware Life Holdings Parent, LLC
By:	/s/ Jack Salerno
Name:	Jack Salerno
Title:	Vice President
Delaware Life Holdings Parent II, LLC
By:	/s/ Jack Salerno
Name:	Jack Salerno
Title:	Vice President
Delaware Life Holdings Manager, LLC
By:	/s/ Jack Salerno
Name:	Jack Salerno
Title:	Vice President
Mark Walter
By:	/s/ Mark Walter

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 13, 2018, by and among CVAN Holdings, LLC, Delaware Life Holdings Parent, LLC, Delaware Life Holdings Parent II, LLC, Delaware Life Holdings Manager, LLC and Mark Walter (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on February 14, 2018)